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[NATIONAL EDUCATION CORPORATION LOGO]


                                  May 14, 1997

Dear Stockholder:

     I am pleased to inform you that, on May 12, 1997, National Education Corporation entered into an Agreement and Plan of Merger (the "Harcourt Merger Agreement") with Harcourt General, Inc. ("Harcourt") and Nick Acquisition Corporation, a wholly-owned subsidiary of Harcourt (the "Purchaser"), and contemporaneously entered into a settlement agreement with Harcourt and Sylvan Learning Systems, Inc. ("Sylvan") to terminate the Agreement and Plan of Reorganization between NEC and Sylvan. Pursuant to the Harcourt Merger Agreement, the Purchaser has amended its tender offer (as amended, the "Offer") to purchase all of the outstanding shares of NEC Common Stock (the "Shares") to increase the offer price from $19.50 per Share to $21.00 per Share. The Offer will be followed by a merger (the "Merger") in which any remaining Shares will be converted into the right to receive $21.00 per Share in cash, without interest.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF NEC, HAS APPROVED THE OFFER AND THE MERGER, AND UNANIMOUSLY RECOMMENDS THAT NEC STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     In arriving at its recommendation, your Board of Directors gave careful consideration to a number of factors described in the attached amended Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of BZW, the investment banking division of Barclays Bank PLC, NEC's financial adviser, that the consideration to be received by holders of NEC Common Stock in the Offer and the Merger is fair to such holders from a financial point of view.

     Accompanying the attached amended Schedule 14D-9 relating to the Offer, is the Offer to Purchase, dated April 21, 1997, as amended by a supplement dated May 14, 1997, of Purchaser, together with related materials, including a related Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. I urge you to read the enclosed material carefully.

                                          Sincerely,


                                          /s/ Sam Yau
                                          Sam Yau
                                          President and Chief Executive Officer